

April 25, 2022

Bryan C. Gunderson
President and Chief Executive Officer
Falcon Minerals Corporation
609 Main Street, Suite 3950
Houston, TX 77002

> **Re: Falcon Minerals Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Form 8-K dated March 10, 2022**
> **Response dated April 14, 2022**
> **File No. 001-38158**

Dear Mr. Gunderson:

We have reviewed your April 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 8, 2022 letter.

Item 2.02 Form 8-K Dated March 10, 2022

Non-GAAP Financial Measures, page 8

1. Please address the following points related to information you provided in response to comments 8 and 10 regarding your presentation of Pro-forma free cash flow:

   - Present the most directly comparable GAAP measure with equal or greater prominence (i.e., Net cash provided by operating activities). Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. In this regard, reconciliation to Adjusted EBITDA does not appear to be appropriate.

- Further clarify your response to explain how you considered Question 102.07 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures which states that free cash flow is typically calculated as cash flows from operating activities less capital expenditures.

- Provide us with additional support for inclusion of estimated cash taxes on net income inclusive of noncontrolling interests as a reconciling item and characterization of this measure as pro forma.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation